

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 20, 2015

Via E-Mail
Mr. Robert Coleridge
Chief Executive Officer
Indie Growers Association
311 Division Street
Carson City, Nevada 89703

> **Re:** **Indie Growers Association**
> **Form 10-K for the Fiscal Year ended March 31, 2015**
> **Filed July 15, 2015**
> **Amendment No. 2 to Form 10-K for the Fiscal Year ended March 31, 2015**
> **Filed November 16, 2015**
> **File No. 000-54091**

Dear Mr. Coleridge:

We have reviewed your amended Form 10-K and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your Form 10-K or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your amended Form 10-K, we may have additional comments.

Properties, page 7

1. Please revise to disclose the material terms of the lease and sublease.

Signatures

2. Please revise to include the signatures of your principal executive officer, principal accounting officer or controller and your director, as requested in comment 7 of our letter dated September 15, 2015. Refer to General Instruction D(2)(a) of Form 10-K for guidance.

Please contact Ronald E. Alper at (202) 551-3329 or Pamela Howell at (202) 551-3357 if you have any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining